SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

lululemon athletica inc.

(Name of Issuer)

Common Stock, par value $0.005

(Title of Class of Securities)

550021109

(CUSIP Number)

Jarlyth H. Gibson, Risk Officer 617−951−9493
C/o Advent International Corporation
75 State Street, 29th Floor
Boston, MA 02109

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1.		NAME OF REPORTING PERSONS Advent International Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,105,279*
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 20,105,279*
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,105,279*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.82%*
14.		TYPE OF REPORTING PERSON CO, IA

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of common stock, par value $0.005 per share, of lululemon athletica inc. (the “Common Stock”), which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,105,279*
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 20,105,279*
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,105,279*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.82%*
14.		TYPE OF REPORTING PERSON OO

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Puma Acquisition Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,105,279*
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 20,105,279*
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,105,279*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.82%* *
14.		TYPE OF REPORTING PERSON OO

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS GPE VII GP Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,810,061 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 6,810,061 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,810,061 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%* *
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-A Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,345,401 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 2,345,401 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,345,401 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.73%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-E Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,145,147 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 4,145,147 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,145,147 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.05%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-H Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 319,513 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 319,513 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 319,513 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,534,069 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 2,534,069 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,069 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.87%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII−B Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,752,805 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 5,752,805 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,752,805 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-C Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,828,736 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 1,828,736 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,736 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.35%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-D Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,516,702 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 1,516,702 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,516,702 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.12%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-F Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 533,815 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 533,815 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,815 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent International GPE VII-G Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 533,815 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 533,815 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,815 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS GPE VII GP (Delaware) Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,699,942 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 12,699,942 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,699,942 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,947 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 8,947 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,947 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII Cayman Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 194,921 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 194,921 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,921 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII – A Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 21,412 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 21,412 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,412 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII – A Cayman Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 51,550 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 51,550 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,550 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII – B Cayman Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 212,613 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 212,613 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,613 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII 2014 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,304 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 12,304 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,304 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII 2014 Cayman Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,983 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 34,983 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,983 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII – A 2014 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 33,877 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 33,877 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,877 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

1.		NAME OF REPORTING PERSONS Advent Partners GPE VII – A 2014 Cayman Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 24,669 *
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 24,669 *
	10.	SHARED DISPOSITIVE POWER None
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,669 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
14.		TYPE OF REPORTING PERSON PN

* See Item 5 of this Schedule 13D for discussion of calculation of beneficial ownership and percentage ownership.  Percentage ownership calculations are based on 135,628,854 outstanding shares of Common Stock, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 exchangeable shares anticipated to be converted in connection with the transaction contemplated by the Purchase Agreement (as defined and further described in this Schedule 13D).

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.005 per share (the “Common Stock”), of lululemon athletica inc., a Delaware corporation (the “Corporation” or the “Issuer”).  The address of the principal executive office of the Corporation is 1818 Cornwall Avenue, Vancouver, British Columbia, Canada, V6J 1C7.

Item 2.  Identity and Background

(a) & (f) This statement is being filed by the following entities:

1.	Advent International Corporation, a Delaware Corporation
2.	Advent International GPE VII, LLC, a Delaware limited liability company
3.	Advent Puma Acquisition Limited, a Cayman Islands limited company
4.	GPE VII GP Limited Partnership, a Cayman Islands limited partnership
5.	GPE VII GP (Delaware) Limited Partnership, a Delaware limited partnership
6.	Advent International GPE VII-A Limited Partnership, a Cayman Islands limited partnership
7.	Advent International GPE VII-E Limited Partnership, a Cayman Islands limited partnership
8.	Advent International GPE VII-H Limited Partnership, a Cayman Islands limited partnership
9.	Advent International GPE VII Limited Partnership, a Delaware limited partnership
10,	Advent International GPE VII-B Limited Partnership, a Delaware limited partnership
11.	Advent International GPE VII-C Limited Partnership, a Delaware limited partnership
12.	Advent International GPE VII-D Limited Partnership, a Delaware limited partnership
13.	Advent International GPE VII-F Limited Partnership, a Delaware limited partnership
14.	Advent International GPE VII-G Limited Partnership, a Delaware limited partnership
15.	Advent Partners GPE VII Limited Partnership, a Delaware limited partnership
16.	Advent Partners GPE VII Cayman Limited Partnership, a Cayman Islands limited partnership
17.	Advent Partners GPE VII – A Limited Partnership, a Delaware limited partnership
18.	Advent Partners GPE VII – A Cayman Limited Partnership, a Cayman Islands limited partnership
19.	Advent Partners GPE VII – B Cayman Limited Partnership, a Cayman Islands limited partnership
20,	Advent Partners GPE VII 2014 Limited Partnership, a Delaware limited partnership
21.	Advent Partners GPE VII 2014 Cayman Limited Partnership, a Cayman Islands limited partnership
22.	Advent Partners GPE VII – A 2014 Limited Partnership, a Delaware limited partnership
23.	Advent Partners GPE VII – A 2014 Cayman Limited Partnership, a Cayman Islands limited partnership

The entities listed in subparagraphs (1) through (23) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (6) through (23) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.”

Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

Advent International Corporation is the Manager of Advent International GPE VII, LLC (“AIGPE VII LLC”) which in turn is the General Partner of the following entities:  Advent Partners GPE VII Limited Partnership; Advent Partners GPE VII Cayman Limited Partnership; Advent Partners GPE VII – A Limited Partnership; Advent Partners GPE VII – A Cayman Limited Partnership; Advent Partners GPE VII – B Cayman Limited Partnership; Advent Partners GPE VII 2014 Limited Partnership; Advent Partners GPE VII 2014 Cayman Limited Partnership; Advent Partners GPE VII – A 2014 Limited Partnership; Advent Partners GPE VII – A 2014 Cayman Limited Partnership; GPE VII GP (Delaware) Limited Partnership (“GPEVII GP (Del)”); and GPE VII GP Limited Partnership (“GPEVII GP”).

GPEVII GP (Del) is the General Partner of the following entities: Advent International GPE VII Limited Partnership; Advent International GPE VII-B Limited Partnership; Advent International GPE VII-C Limited Partnership; Advent International GPE VII-D Limited Partnership; Advent International GPE VII-F Limited Partnership; and Advent International GPE VII-G Limited Partnership.

GPEVII GP is the General Partner of the following entities: Advent International GPE VII-A Limited Partnership; Advent International GPE VII-E Limited Partnership; and Advent International GPE VII-H Limited Partnership.

Following the Transaction (as defined below), Advent Puma Acquisition Limited will be jointly owned by each of the Advent Funds.

(b) The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

(c) The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments.  The principal business of each Reporting Person other than AIC, AIGPE VII LLC, GPE VII GP and GPE VII (Delaware) is to provide risk capital for, and make investments in the securities of, privately held and other businesses.  Each of AIGPE VII LLC, GPE VII GP and GPE VII (Delaware) serves as the general partner of various Advent funds.

(d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

On August 7, 2014, the Advent Funds entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Dennis J. Wilson pursuant to which the Advent Funds agreed, subject to certain customary closing conditions, to purchase an aggregate of 20,105,279 shares of the Corporation’s Common Stock (the “Purchased Shares”), for an aggregate purchase price of $844,421,718.00, as more fully described in Item 6 of this Schedule 13D.  Following the execution of the Purchase Agreement, the Advent Funds assigned all of their rights and obligations under such agreement to Advent Puma Acquisition Limited (the “Advent Purchaser”).  The source of the funds used to purchase the Purchased Shares will be derived from contributions from its members, the Advent Funds, which in turn received such funds from the partners of such Advent Funds provided that, except for the Advent Purchaser, each Reporting Person will not pay for the shares but rather will acquire beneficial ownership of the Purchased Shares indirectly, through director or indirect ownership of the Advent Purchaser).

Item 4.                      Purpose of Transaction.

As described further in Item 6 of this Schedule 13D, in connection with the purchase of the Purchased Shares, on August 7, 2014, the Reporting Persons have entered into a Support Agreement which contemplates (i) the expansion of the board of directors of the Corporation (the “Board”) to twelve members, (ii) the appointment David M. Mussafer and Steven J. Collins, each employees of AIC, to fill the resulting newly-created directorships, (iii) that Mr. Mussafer be offered the opportunity to serve and be appointed as co-Chairman of the Board and as a member of the nominating and governance committee of the Board; and (iv) that Mr. Collins be offered the opportunity to serve and be appointed as an observer to the audit committee of the Board and as a member of the compensation committee of the Board.  In connection with the Support Agreement, the Corporation also agreed to hire a consultant to evaluate the corporate governance policies, processes and practices of the Corporation, the Board and its committees.

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The summary of the Support Agreement as described in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached to this Schedule 13D as Exhibit 99.2, and is incorporated herein by reference.

All of the Common Stock that is beneficially owned by the Reporting Persons as reported herein was acquired for investment purposes.  The Reporting Persons intend to review their investment in the Corporation continually.  Depending upon the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Corporation, and, subject to the transfer restrictions, purchase restrictions and standstill obligations contained in the Support Agreement, as described in Item 6 of this Schedule 13D, the Reporting Persons may take or propose to take, alone or in conjunction with others including the Corporation, other actions intended to increase or decrease the Reporting Persons’ investment in the Corporation or the value of their investment in the Corporation, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interests in the Securities of the Issuer.

(a) & (b)  Pursuant to the Purchase Agreement (as more fully described in Item 6 of this Schedule 13D), subject to certain closing conditions, the Advent Purchaser will purchase an aggregate of 20,105,279 shares of Common Stock from Dennis J. Wilson (“Mr. Wilson”) and certain of his affiliates (together with Mr. Wilson, the “Wilson Entities”).  The Purchase Agreement contemplates that the Wilson Entities seek to convert 20,105,279 of their exchangeable shares into shares of Common Stock (the “Exchange”) immediately prior to closing and that the Advent Purchaser (as successor to the Advent Funds) will thereafter purchase such shares.  The Purchase Agreement will close upon the receipt of regulatory approval and the other customary conditions precedent contained therein.

In connection with signing the Purchase Agreement and the transactions contemplated thereby (together, the “Transaction”), the Reporting Persons may be deemed to be the beneficial owners of the Purchased Shares.  All stock ownership and percentage ownership figures contained in this Schedule 13D reflect the effect of the Transaction, including the Exchange.  Percentage ownership calculations are based on 135,628,854 outstanding common shares of the Corporation, which reflects the sum of the 115,523,575 outstanding shares of Common Stock as of June 9, 2014 and 20,105,279 shares anticipated to be converted via the Exchange.  The percentage ownership figures in this Schedule 13D do not indicate the percentage ownership of all outstanding voting securities of the Corporation (Common Stock plus special voting stock).  The Purchased Shares represent approximately 13.85% of all outstanding voting securities of the Corporation.

The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this Schedule 13D after taking the Transaction into effect.  The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3 of the Exchange Act.

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding
Advent International Corporation (1) (2) (3)	20,105,279	14.82%
Advent International GPE VII, LLC (1) (2) (3)	20,105,279	14.82%
Advent Puma Acquisition Limited	20,105,279	14.82%
GPE VII GP (Delaware) Limited Partnership (1) (2)	12,699,942	9.36%
GPE VII GP Limited Partnership (1) (3)	6,810,061	5.02%
Advent Partners GPE VII – A Limited Partnership (1)	21,412	0.02%
Advent Partners GPE VII – A Cayman Limited Partnership (1)	51,550	0.04%
Advent Partners GPE VII – B Cayman Limited Partnership (1)	212,613	0.16%
Advent Partners GPE VII 2014 Limited Partnership (1)	12,304	0.01%
Advent Partners GPE VII 2014 Cayman Limited Partnership (1)	34,983	0.03%
Advent Partners GPE VII – A 2014 Limited Partnership (1)	33,877	0.02%
Advent Partners GPE VII – A 2014 Cayman Limited Partnership (1)	24,669	0.02%
Advent Partners GPE VII Limited Partnership (1)	8,947	0.01%
Advent Partners GPE VII Cayman Limited Partnership (1)	194,921	0.14%
Advent International GPE VII-A Limited Partnership (3)	2,345,401	1.73%
Advent International GPE VII-E Limited Partnership (3)	4,145,147	3.05%
Advent International GPE VII-H Limited Partnership (3)	319,513	0.24%
Advent International GPE VII Limited Partnership (2)	2,534,069	1.87%
Advent International GPE VII-B Limited Partnership (2)	5,752,805	4.23%
Advent International GPE VII-C Limited Partnership (2)	1,828,736	1.35%
Advent International GPE VII-D Limited Partnership (2)	1,516,702	1.12%
Advent International GPE VII-F Limited Partnership (2)	533,815	0.39%
Advent International GPE VII-G Limited Partnership (2)	533,815	0.39%
Total Group	20,105,279	14.82%

(1) AIC is the Manager of Advent International GPE VII, LLC (“AIGPE VII LLC”) which in turn is the General Partner of the indicated Reporting Persons.  Following the closing of the Transaction, each of the indicated Reporting Persons in turn will own a portion of Advent Puma Acquisition Limited, which will own all of the Purchased Shares.  As such, AIC has the sole power to vote and dispose of the securities beneficially owned by:  Advent Partners GPE VII Limited Partnership; Advent Partners GPE VII Cayman Limited Partnership; Advent Partners GPE VII – A Limited Partnership; Advent Partners GPE VII – A Cayman Limited Partnership; Advent Partners GPE VII – B Cayman Limited Partnership; Advent Partners GPE VII 2014 Limited Partnership; Advent Partners GPE VII 2014 Cayman Limited Partnership; Advent Partners GPE VII – A 2014 Limited Partnership; Advent Partners GPE VII – A 2014 Cayman Limited Partnership.  The beneficial ownership of AIC and AIGPE VII LLC derive from such power.

(2) AIC is the Manager of AIGPE VII LLC which in turn is the General Partner of GPE VII GP (Delaware) Limited Partnership (“GPEVII GP (Del)”) which in turn is the General Partner of the indicated Reporting Persons.  Following the closing of the Transaction, each of the indicated Reporting Persons in turn will own a portion of Advent Puma Acquisition Limited, which will own all of the Purchased Shares.  As such, AIC has the sole power to vote and dispose of the securities beneficially owned by Advent International GPE VII Limited Partnership, Advent International GPE VII-B Limited Partnership, Advent International GPE VII-C Limited Partnership, Advent International GPE VII-D Limited Partnership, Advent International GPE VII-F Limited Partnership, and Advent International GPE VII-G Limited Partnership.  The beneficial ownership of AIC, AIGPE VII LLC and GPEVII GP (Del) derive from such power.

(3) AIC is the Manager of AIGPE VII LLC which in turn is the General Partner of GPE VII GP Limited Partnership (“GPEVII GP”) which in turn is the General Partner of the indicated Reporting Persons.  Following the closing of the Transaction, each of the indicated Reporting Persons in turn will own a portion of Advent Puma Acquisition Limited, which will own all of the Purchased Shares.  As such, AIC has the sole power to vote and dispose of the securities beneficially owned by Advent International GPE VII-A Limited Partnership, Advent International GPE VII-E Limited Partnership, and Advent International GPE VII-H Limited Partnership.  The beneficial ownership of AIC, AIGPE VII LLC and GPEVII GP derive from such power.

On account of certain voting agreements in the Support Agreement (as defined and more fully described in Item 6 of this Section 13D), the Reporting Persons may be deemed (i) to constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), with Mr. Wilson and (ii) to beneficially own shares of Common Stock that may be beneficially owned by Mr. Wilson.  It is the understanding of the Reporting Persons that Mr. Wilson makes filings on Schedule 13G under the Exchange Act with respect to the Common Stock.  To the Reporting Persons’ knowledge, Mr. Wilson will beneficially own 20,112,399 shares of Common Stock immediately following the closing contemplated by the Purchase Agreement, and accordingly, the Reporting Persons and Mr. Wilson will, in the aggregate, then beneficially own 40,217,678 shares of Common Stock, representing approximately 27.7% of the Common Stock outstanding.  Except for the foregoing sentence, all beneficial ownership and percentage ownership figures in this Schedule 13D do not include any shares owned by Mr. Wilson.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of shares of Common Stock owned by Mr. Wilson for purposes of Section 13(d) of the Exchange Act, or for any other purpose.  Except for the Purchased Shares, the Reporting Persons have no economic interest in any shares of Common Stock beneficially owned by Mr. Wilson.

(c)  Other than the Transaction, no Reporting Person has entered into any transactions in the securities of the Corporation within the last 60 days.  To the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule A to this Schedule 13D effected transactions in the Common Stock during within the last 60 days.

(d)  not applicable

(e)  not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

As described above, on August 7, 2014, the Advent Funds entered into the Purchase Agreement with the Wilson Entities pursuant to which the Advent Funds agreed to purchase the Purchased Shares.  Following the execution of the Purchase Agreement and the Support Agreement, the Advent Funds assigned all of their rights and obligations under such agreements to Advent Puma Acquisition Limited.  The Purchase Agreement contemplates that the Wilson Entities seek to convert 20,105,279 exchangeable shares into shares of Common Stock immediately prior to closing and that Advent Puma Acquisition Limited (as successor to the Advent Funds) will thereafter purchase such shares.  Pursuant to the Purchase Agreement, Mr. Wilson has agreed for as long as the Advent Funds or their affiliates beneficially own at least 5,000,000 shares of the Corporation’s Common Stock, that Mr. Wilson will not permit any amendment to the Corporation’s Amended and Restated Registration Rights Agreement that would adversely affect the Advent Funds.

Prior to closing, each of the Advent Funds and the Wilson Entities has committed to use reasonable best efforts to perform the actions necessary to permit consummation of the Transaction.  The Purchase Agreement will close upon the receipt of regulatory approval and the concurrent consummation of the transactions contemplated by the Support Agreement described below.  The closing of the Purchase Agreement is also subject to customary closing conditions, such as the parties’ representations being true and correct at the time of closing.  The Purchase Agreement will terminate upon written notice by either party if the other party has breached one or more representations that remain uncured for 30 days or any time after the 100 day anniversary of signing.

The summary of the Purchase Agreement as described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is attached to this Schedule 13D as Exhibit 99.1, and is incorporated herein by reference.

Support Agreement

On August 7, 2014, the Advent Funds entered into a support agreement (the “Support Agreement”) with Dennis J. Wilson and the Corporation in connection with the Purchase Agreement.  Pursuant to the Support Agreement, effective as of the closing of the transactions contemplated in the Purchase Agreement, the Board agreed to (i) expand the size of the Board from ten directors to twelve directors and to appoint David M. Mussafer and Steven J. Collins to fill the resulting newly-created directorships; (ii) offer Mr. Mussafer the opportunity to serve and be appointed as co-Chairman of the Board and as a member of the nominating and governance committee of the Board; and (iii) offer Mr. Collins the opportunity to serve and be appointed as an observer to the audit committee of the Board and as a member of the compensation committee of the Board.

Pursuant to the Support Agreement, the Advent Funds and certain affiliated entities (collectively, “Advent”) and Mr. Wilson have agreed not to, directly or indirectly, solicit proxies and not to, directly or indirectly, participate in a referendum, make a stockholder proposal, or participate in any contested solicitation with respect to the Corporation for a period ending the day after the 2016 annual meeting of stockholders (but in any event not later than July 31, 2016).  Further, Advent and Mr. Wilson have agreed not to directly or indirectly offer to effect or otherwise support an acquisition of or extraordinary transaction involving the Corporation or any tender offer, exchange offer, or other change of control transaction for 18 months following the closing of the Support Agreement (the “Support Agreement Period”) without the consent of the Board.

Prior to the earlier of the closing or termination of the Support Agreement, the Corporation has agreed not to (i) amend its certificate of incorporation or bylaws or (ii) authorize, issue or reclassify any capital stock other than in the ordinary course to the Corporation’s employees.

Prior to the earlier of the end of the Support Agreement Period and the occurrence of a change of control of the Corporation, Advent has agreed not to transfer any shares of Common Stock without the prior written consent of the Corporation (which consent may not be unreasonably withheld conditioned or delayed), subject to certain exceptions, including (i) if the closing price for such Common Stock (measured by a 5-day weighted average) is less than $30 per share, (ii) open market sales, (iii) non-open market sales to persons other than competitors of the Corporation or activist investment funds, (iii) transactions with affiliates and (iv) transfers to Mr. Wilson or his affiliates, provided that they would not collectively beneficially own 20% or more of the outstanding voting securities of the Corporation.  During the Support Agreement Period, Advent has also agreed not to purchase additional shares of the Common Stock, subject to certain exceptions including (w) transfers to its affiliates, (x) purchases from Mr. Wilson or his affiliates, provided that Advent and its affiliates would not collectively beneficially own 20% or more of the outstanding voting securities of the Corporation, (y) purchases on the open market, provided that Advent and its affiliates would not collectively beneficially own 20% or more of the outstanding voting securities of the Corporation and (z) purchases when the closing price for such Common Stock (measured by a 5-day weighted average) is less than $30 per share.

In addition, under the Support Agreement Advent has agreed with the Corporation during the Support Agreement Period to cause all voting securities of the Corporation beneficially owned by it and/or its affiliates to be voted (i) in favor of any nominee or director nominated by the Board or the nominating and governance committee of the Board and (ii) against the removal of any director nominated by the Board or the nominating and governance committee of the Board.  Mr. Wilson has similarly agreed to vote for the Board’s nominees.  Each of Advent’s and Mr. Wilson’s voting agreement with the Company terminates upon the earlier of the end of the Support Agreement Period, the date on which such party no longer has the right to designate a board nominee (as described below), and the occurrence of a change of control, liquidation or similar event.

Pursuant to the Support Agreement, Advent will have a continuing right to nominate (i) two designees to the Board for so long as Advent beneficially owns at least 10% of the Corporation’s voting securities or (ii) one designee to the Board for so long as Advent beneficially owns at least 6.75% (but less than 10%) of the Corporation’s voting securities.  Further, for so long as Advent beneficially owns at least 6.75% of the Corporation’s voting securities, one of its nominees will have the opportunity to serve as co-Chairman of the Board and at least one of its nominees will have the opportunity to join each of the Board’s committees (subject to independence and other applicable requirements).

In addition, Mr. Wilson will have a continuing right to nominate one designee to the Board for so long as he beneficially owns at least 8% of the Corporation’s voting securities.  In the event that Advent no longer beneficially owns at least 2% of the Corporation’s voting securities, Advent’s Board designee will be required to resign from the Board.  In the event Mr. Wilson no longer beneficially owns at least 4% of the Corporation’s voting securities or he takes any action that would violate his standstill obligations, his designee will be required to resign from the Board.

The Support Agreement contains various other terms and provisions, including with respect to non-disparagement, non-solicitation and nondisclosure entered into by the Corporation, Advent, and Mr. Wilson.

The Corporation agreed to engage a consultant promptly following the closing of the Support Agreement to evaluate the corporate governance policies, processes and practices of the Corporation, the Board and its committees and to use its commercially reasonable efforts to cause the consultant to conclude its evaluation within 90 days.

The Support Agreement may be terminated (i) by the Corporation, Advent, or Mr. Wilson if the closing of the Support Agreement has not occurred within 100 days of the signing of the Support Agreement or (ii) by the Corporation, Advent, or Mr. Wilson upon a breach of any representation, warranty, covenant, or agreement in the Support Agreement that remains uncured for 30 days following written notice to the other parties.  The Support Agreement will automatically terminate upon the termination of the Purchase Agreement.

The information set forth in Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

The summary of the Support Agreement as described in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached to this Schedule 13D as Exhibit 99.2, and is incorporated herein by reference.  A copy of the press release issued by the Corporation in connection with the Support Agreement is attached hereto as Exhibit 99.3.

Item 7.  Materials to be Filed as Exhibits.

99.1	Stock Purchase Agreement, dated August 7, 2014, by and among Dennis J. Wilson, certain Advent International entities listed on the signature pages thereto and the other parties thereto.
99.2
Support Agreement, dated August 7, 2014, by and among the Corporation, Dennis J. Wilson, and the Advent International entities listed on the signature pages thereto (incorporated herein by reference to Exhibit 99.1 to the Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2014).

99.3
Press release dated August 7, 2014 (incorporated herein by reference to Exhibit 99.2 to the Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2014).

99.4	Joint Filing Agreement as required by Rule 13d−1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2014

Advent International GPE VII-A Limited Partnership
Advent International GPE VII-E Limited Partnership
Advent International GPE VII-H Limited Partnership
By:         GPE VII GP Limited Partnership, General Partner
By:         Advent International GPE VII, LLC, General Partner
By:         Advent International Corporation, Manager
By:         Jarlyth H. Gibson, Risk Officer*

Advent International GPE VII Limited Partnership
Advent International GPE VII-B Limited Partnership
Advent International GPE VII-C Limited Partnership
Advent International GPE VII-D Limited Partnership
Advent International GPE VII-F Limited Partnership
Advent International GPE VII-G Limited Partnership
By:         GPE VII GP (Delaware) Limited Partnership, General Partner
By:         Advent International GPE VII, LLC, General Partner
By:         Advent International Corporation, Manager
By:         Jarlyth H. Gibson, Risk Officer*

Advent Partners GPE VII Limited Partnership
Advent Partners GPE VII Cayman Limited Partnership
Advent Partners GPE VII – A Limited Partnership
Advent Partners GPE VII – A Cayman Limited Partnership
Advent Partners GPE VII – B Cayman Limited Partnership
Advent Partners GPE VII 2014 Limited Partnership
Advent Partners GPE VII 2014 Cayman Limited Partnership
Advent Partners GPE VII – A 2014 Limited Partnership
Advent Partners GPE VII – A 2014 Cayman Limited Partnership
By:         Advent International GPE VII, LLC, General Partner
By:         Advent International Corporation, Manager
By: Jarlyth H. Gibson, Risk Officer*

GPE VII GP Limited Partnership
GPE VII GP (Delaware) Limited Partnership
By:         Advent International GPE VII, LLC, General Partner
By:         Advent International Corporation, Manager
By:         Jarlyth H. Gibson, Risk Officer*

Advent International GPE VII, LLC
By:         Advent International Corporation, Manager
By:         Jarlyth H. Gibson, Risk Officer*

Advent International Corporation
By:         Jarlyth H. Gibson, Risk Officer*

*For all of the above:

By:     /s/ Jarlyth H. Gibson
Jarlyth H. Gibson, Risk Officer

Advent Puma Acquisition Limited

By:     /s/  Michael Ristaino
Michael Ristaino, Director

SCHEDULE A

I.	Advent International Corporation
The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below.  The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109.  All of the persons other than Ralf Huep and Humphrey Battcock listed below are United States citizens.  Mr. Huep is a German citizen.  Mr. Battcock is a citizen of the United Kingdom.

Name	Position with Advent International Corporation	Principal Occupation (if different)
Peter A. Brooke	Chairman
Thomas H. Lauer	Director
Richard F. Kane	Senior Vice President of Operations and Business Development & Managing Director; Assistant Secretary
Eileen Sivolella	Senior Vice President & Managing Director; Chief Financial Officer; Treasurer; Assistant Secretary
James R. Westra	Senior Vice President & Managing Partner; Chief Legal Officer; General Counsel
Andrew D. Dodge	Vice President; Deputy General Counsel; Secretary
Heather R. Zuzenak	Chief Compliance Officer
Jarlyth H. Gibson	Risk Officer; Assistant Treasurer
Humphrey W. Battcock	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Ralf Huep	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
David M. Mussafer	Director; Senior Vice President & Managing Partner; Executive Officers’ Committee Member
David M. McKenna	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Steven M. Tadler	Senior Vice President & Managing Partner; Executive Officers’ Committee Member
Ernest G. Bachrach	Director; Special Partner
John F. Brooke	Director	General Partner of Brooke Private Equity (1)
Mark Hoffman	Director	Chairman of Cambridge Research Group (2)

(1) The business address of Brooke Private Equity is 84 State St., Boston, MA 02109.

(2) The business address of Cambridge Research Group is 32 Taft Avenue, Newton, MA 02465.

II.	Advent Puma Acquisition Limited
Michael Ristaino is the sole director of Advent Puma Acquisition Limited.  Mr. Ristaino’s business address is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109.  Mr. Ristaino is a United States citizen.